BGM Group Ltd

No. 152 Hongliang East 1st Street, No. 1703

Tianfu New District, Chengdu, 610200

People’s Republic of China

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C., 20549

November 22, 2024

Re:	BGM Group Ltd
Registration Statement on Form F-3
Filed November 5, 2024
File No. 333-282998

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, BGM Group Ltd hereby requests acceleration of effectiveness of the above referenced Registration Statement on F-3, as amended (the “Registration Statement”), so that it will become effective at 5:00 p.m. ET November 22, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Chen Xin
Name: Chen Xin
Title: Chief Executive Officer